Exhibit 99.1

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

August 10, 2015

Dear Stockholder:

You are cordially invited to attend the 2015 Annual Meeting of Stockholders of StealthGas Inc., which will be held on Thursday, September 17, 2015 at 11:00 a.m. Greek local time at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The following Notice of Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about our company and its officers and directors.

Whether or not you are able to attend the 2015 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by signing and returning the enclosed proxy card or voting instruction form as soon as possible in the envelope provided. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card or voting instruction form. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Michael G. Jolliffe

Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON SEPTEMBER 17, 2015

The Notice of Annual Meeting of Stockholders, Proxy Statement, proxy card or voting instruction form and the Company’s 2014 Annual Report to Stockholders are available at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

YOUR VOTE IS IMPORTANT.

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2015 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD OR VOTING INSTRUCTION FORM WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2015 ANNUAL MEETING.

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

NOTICE OF 2015 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Thursday, September 17, 2015

NOTICE IS HEREBY GIVEN that the 2015 Annual Meeting of Stockholders of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 a.m. Greek local time, Thursday, September 17, 2015, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece for the following purposes:

1.	to elect two directors to hold office until the annual meeting of stockholders in 2018 and such director’s respective successor has been duly elected and qualified;

2.	to approve our 2015 equity compensation plan;

3.	to ratify the appointment of our independent auditors; and

4.	to transact such other business as may properly come before the 2015 Annual Meeting and any adjournments or postponements thereof.

During the 2015 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2014. Copies of our audited consolidated financial statements are contained in our 2014 Annual Report to Stockholders, which is being sent to stockholders together with the accompanying proxy statement. Our 2014 Annual Report to Stockholders is also available on our website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

Only holders of record of shares of our common stock, par value $0.01 per share, at the close of business on August 3, 2015 will be entitled to receive notice of, and to vote at, the 2015 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2015 Annual Meeting. Whether or not you expect to attend the 2015 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the enclosed proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2015 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

/s/ Harry Vafias

Harry Vafias

President, Chief Executive Officer and

Chief Financial Officer

Athens, Greece

August 10, 2015

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

PROXY STATEMENT FOR THE 2015 ANNUAL MEETING OF STOCKHOLDERS

To be held on Thursday, September 17, 2015

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, for use at the 2015 Annual Meeting of Stockholders of the Company to be held at 11:00 a.m. Greek local time, Thursday, September 17, 2015, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece and at any adjournments or postponements thereof. This Proxy Statement and the accompanying materials are first being sent to our stockholders on or about August 11, 2015.

VOTING METHODS

Internet Voting

All shareholders of record and street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All shareholders of record may vote by calling the following toll-free telephone number: 1-800-690-6903. Please follow the voice prompts.

If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

You may also vote by completing the enclosed proxy card or voting instruction form and returning it in the envelope provided. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, American Stock Transfer & Trust Company, you are considered the “shareholder of record” of those shares and the Notice and Proxy Statement will be mailed to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder) and the Notice and Proxy Statement is being forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2015 Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2015 Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail in the accompanying form and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of each of nominees for director described herein, (ii) for the approval of the 2015 equity compensation plan, (iii) for the ratification of the appointment of our independent auditors and (iv) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2015 Annual Meeting or any adjournments or postponements thereof. Any stockholder who votes by using the Internet, by telephone or by completing and returning by mail the proxy card or voting instruction form may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail, or (iii) appearing in person at the 2015 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2015 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2015 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

Holders of our common stock as of the close of business on August 3, 2015 will be entitled to notice of, and to vote at, the 2015 Annual Meeting or any adjournments or postponements thereof. On that date there were 41,522,422 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2015 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2015 Annual Meeting will constitute a quorum at the 2015 Annual Meeting.

Assuming that a quorum is present at the 2015 Annual Meeting, the director will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2015 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of the director or the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of August 3, 2015 held by:

•	each person or entity that we know beneficially owns 5% or more of our outstanding shares of common stock;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”). In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of August 3, 2015 are considered as beneficially owned by the person holding such options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 41,522,422 shares of common stock outstanding as of August 3, 2015. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	9.6%
331 Kifissias Avenue Erithrea 14561 Athens, Greece
MSDC Management, L.P.(2)	3,944,636	9.5%
645 Fifth Avenue, 21st Floor New York, NY 10022
FMR LLC(3)	3,379,789	8.1%
245 Summer Street Boston, MA 02210
Redwood Capital Management, LLC(4)	2,145,287	5.2%
910 Sylvan Avenue, Suite 130 Englewood Cliffs, NJ 07632
Executive Officers and Directors
Harry N. Vafias(1)	4,418,094	10.6%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	—	—
All executive officers and directors as a group (5 persons)	4,536,659	10.9%

*	Less than 1%.
(1)	According to Amendment No. 3 to a Schedule 13G jointly filed with the SEC on February 17, 2015 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,418,094 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes shares of common stock held by members of Mr. Vafias’ immediate family in accordance with the determination of beneficial ownership under Section 13(d) of the Securities and Exchange Act of 1934.
(2)	According to Amendment No. 1 to a Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on

February 17, 2015, MSDC is the investment manager of, and may be deemed to beneficially own 3,944,636 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.
(3)	According to a Schedule 13G jointly filed by and on behalf of each of FMR LLC, Edward C. Johnson 3d, Abigail P. Johnson and Select Energy Service Portfolio with the SEC on February 13, 2015.
(4)	According to Amendment No. 1 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Master Fund, Ltd. and Jonathan Kolatch, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 12, 2015.

PROPOSAL ONE — ELECTION OF DIRECTORS

Our Board currently consists of five directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. We have determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are each independent, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

Mr. Harry N. Vafias and Mr. Markos Drakos are Class III directors whose terms expire this year. Mr. Vafias and Mr. Drakos are standing for election as directors at the 2015 Annual Meeting and, if elected, will each serve a three-year term expiring at the annual meeting of our stockholders in 2018. Mr. Vafias and Mr. Drakos have each consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominees from serving if elected. If either nominee becomes unable to stand for election as a director at the 2015 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

The Board recommends that stockholders vote FOR the election of each of the following nominees for director.

NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Harry N. Vafias	37	President, Chief Executive Officer and Class III Director — Term to Expire in 2018	2004
Markos Drakos	55	Class III Director — Term to Expire in 2018(2)	2006

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Michael G. Jolliffe	65	Chairman of the Board, Class II Director — Term to Expire in 2016(2)	2004
John Kostoyannis	49	Class II Director — Term to Expire in 2016(2)	2010
Lambros Babilis	47	Deputy Chairman of the Board, Class I Director — Term to Expire in 2017	2007

(1)	As of August 1, 2015.
(2)	Member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Nominees for Election

The Board of Directors has nominated the following individuals to serve as director:

Class III Director

Harry N. Vafias

President and Chief Executive Officer

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Markos Drakos

Director

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1988, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

The following directors will continue in office:

Class I Director

Lambros Babilis

Deputy Chairman of the Board and Executive Director

Lambros Babilis has been Deputy Chairman of our Board of Directors and an Executive Director since 2007. Mr. Babilis was the Technical Manager of Stealth Maritime Corporation from 2006 until 2011 when he became the Chief Operating Officer, and has worked for the Vafias Group since 2000. From 1997 until 2000, Mr. Babilis worked in the Technical Department of Multi Trading Ship Management, a company specializing in chemical tankers. From 1993 until 1997, Mr. Babilis worked in a consulting or research capacity for various EEC Shipping related projects and worked as a consultant to shipping companies and as a representative of the Technical Chamber of Greece to the Joint Committee of Health and Safety of Ship Repair (Perama Zone). In addition, from 1996 until 1997, Mr. Babilis was involved in the construction of the Landing Ships at Eleusis Shipyards (Detachment of Hellenic Navy). From 1992 until 1993, Mr. Babilis worked for an international consortium, including PricewaterhouseCoopers and Port and Transport Consulting of Bremen, for the design of the Port Management Information System of Piraeus Port Authority. Mr. Babilis started his career in the Operations Department of Trade and Transport Inc. Mr. Babilis has been involved in the research center of Athens University of Economics and Business and in the Ocean Transportation Economics department at the National Technical University of Athens. From 1994 until 1996, Mr. Babilis was the General Secretary of the Hellenic Association of Naval Architects. Mr. Babilis graduated from the National Technical University of Athens, department of Naval Architecture and Marine Engineering, in 1990, and received an honorary scholarship from the Hellenic Scholarship foundation.

Class II Directors

Michael G. Jolliffe

Chairman of the Board

Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, agency representation, shipbroking, capital services, mining and telemarketing. Mr. Jolliffe is Co-Founder and Vice Chairman of Tsakos Energy Navigation Ltd, an oil, product carrier and LNG shipping company listed on the New York Stock Exchange. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also the Chairman of Papua Mining Plc a gold and copper mining company quoted on the London AIM market.

John Kostoyannis

Director

John Kostoyannis joined our Board of Directors in 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

CORPORATE OFFICERS OF THE COMPANY

Our corporate officers are appointed by the Board and serve at the discretion of the Board. Our current executive officers, their respective ages and positions are set forth below. The biographical summaries of Messrs. Vafias and Babilis appear above.

Name	Age(1)	Positions	Director Since
Harry N. Vafias	37	President, Chief Executive Officer and Chief Financial Officer	2004
Lambros Babilis	47	Deputy Chairman of the Board and Executive Director	2006

(1)	As of August 1, 2015.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: discussions with the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees.

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the listing standards of the Nasdaq Stock Market. We have, however, voluntarily adopted all of the Nasdaq required practices, other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock.

Documents Establishing Our Corporate Governance

The Board of Directors and the Company’s management engage in an ongoing review of our corporate governance practices in order to ensure compliance with the applicable corporate governance rules of the U.S. Securities and Exchange Commission and the listing criteria of the Nasdaq Stock Market.

We have adopted a number of key documents that are the foundation of our corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	Corporate Governance Guidelines;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

Our Code of Business Conduct and Ethics is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.

Independence of Directors

The foundation for our corporate governance is the Board’s policy that a majority of the members of the Board should be independent. The Board has determined that Messrs. Drakos, Jolliffe and Kostoyannis do not have or have not had a material relationship with us either directly or indirectly during 2014 that would interfere with the exercise of their independent judgment as directors of the company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that a director cannot be independent until three years after the end of certain relationships or situations involving the director, members of his/her immediate family and their employment or affiliation with the Company, its auditors, or in other specified circumstances.

To promote open discussion among the independent directors, the Corporate Governance Guidelines require that non-employee directors meet at least once a year, without any management directors and any other members of the Company’s management present, to (1) evaluate the Chief Executive Officer, (2) review management succession planning and (3) consider any other matters they deem important. To promote open discussion among the independent directors, the independent directors met four times in 2014 in regularly scheduled executive sessions without participation of our management and will continue to do so in the remainder of 2015 and in 2016. Mr. Jolliffe served and will serve as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Board of Directors

In accordance with the Company’s bylaws, the Board has specified that the number of directors will be set at five. The Board may change the number of directors by a vote of a majority of the entire Board. At the 2015 Annual Meeting, the terms of Mr. Vafias and Mr. Drakos will expire. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the Board created by death, resignation, removal (which may only be for cause), failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

During the fiscal year ended December 31, 2014, the full Board held six meetings. In addition to meetings, the Board and its committees reviewed and acted upon matters by unanimous written consent from time to time. Each director attended all of the meetings of the Board of Directors and meetings of committees. The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We have held nine annual meetings of stockholders since we became public in October 2005, and our annual meeting of stockholders in September 2014, was attended by a majority of directors.

Committees of the Board

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which has a charter that may be viewed at our website, http://www.stealthgas.com. We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Harry Vafias, President, Chief Executive Officer and Chief Financial Officer, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The members of each committee are Markos Drakos, Michael G. Jolliffe and John Kostoyannis, each of whom is an independent director.

Audit Committee

Mr. Drakos was appointed Chairman of the Audit Committee following his election to the Board in February 2006. The Audit Committee is governed by a written charter, which is reviewed and approved annually by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee will meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee met four times during the year ended December 31, 2014. All such meetings in 2014 were attended by all committee members.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	performance of the Company’s independent audit function and independent auditors;

•	appointment of the Company’s external and internal auditors;

•	approval of all audit and non-audit services provided by the auditors; and

•	preparation of an Audit Committee Report as required by the SEC to be included in the Company’s annual proxy statement.

Our Audit Committee is also responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors, which procedures require the audit committee to approve any such transaction. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction, as defined in Item 7.B of Form 20-F, before it is consummated.

The Board of Directors has determined that Mr. Drakos whose biographical details are included herein qualifies as an audit committee financial expert as defined under current SEC regulations and each of Messrs. Drakos, Joliffe and Kostoyannis is independent in accordance with the listing standards of the Nasdaq Stock Market and SEC rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

The Nominating and Corporate Governance Committee met one time during the year ended December 31, 2014. Each Committee member attended the meeting in 2014.

Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary as described below under “Stockholder Communications with Directors.” Individuals proposed by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate’s experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate’s independence from conflict of interest with us; (iv) the candidate’s ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate’s character, judgment and reputation, and current or past service in positions or affiliations; and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	reporting on compensation arrangements and incentive grants to the Board; and

•	retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties.

The Compensation Committee met one time during the year ended December 31, 2014. Each committee member attended the meeting in 2014.

The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee’s evaluation of our company’s performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. See “Compensation Discussion and Analysis.” The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity-based compensation and other similar items as appropriate. Compensation Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.

The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant’s retention terms and fees. The Compensation Committee has not retained any compensation consultants to date.

Indemnification

Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer of our company will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity extends to any person acting as a director or officer in the reasonable belief that he or she has been so appointed or elected, notwithstanding any defect in such appointment or election. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter which would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

Any stockholder may propose that any matter, including the nomination of a person for election as a director, be included in the annual stockholder meeting, so long as the matter is properly brought before the meeting in compliance with the procedures set forth in our Amended and Restated Bylaws. Our Amended and Restated Bylaws provide that stockholder who wishes to propose an individual for election as director must provide written notice to the Secretary of our Company of the intention to propose the nominee and the nominee’s willingness to serve as director. Notice must be given not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as director, (i) the name of the person to be nominated, (ii) the number and class of all shares of stock of the Company owned by the person and (iii) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. These and other provisions in our Amended and Restated Bylaws as to the form and content of a stockholder’s notice may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration as individuals identified to the Nominating and Corporate Governance Committee through other means.

Stockholders who wish to send communications on any topic to the Board, the non-employee directors as a group, or to the presiding director of the executive sessions of the independent members of the Board, Mr. Jolliffe, may do so by writing to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The Compensation Committee is comprised of directors who are independent under Nasdaq Stock Market rules, applicable SEC requirements and the Company’s requirements for independent directors. The members of the Compensation Committee are Michael Jolliffe, who serves as Chairman, Markos Drakos and John Kostoyannis.

The policy of the Compensation Committee is to structure officers and the directors’ compensation arrangements so as to enable the Company to attract, motivate and retain high performance executives who are critical to our long-term success. The policy is designed to link compensation to how successfully our business plans are executed and meet a number of corporate, financial and operational goals. This design is intended to provide key management personnel with increased compensation when we do well and to provide less compensation when we do not.

Salary and Cash Bonus

Mr. Vafias serves as the Company’s President and Chief Executive Officer and since January 2014, its Chief Financial Officer; Mr. Babilis serves as the Company’s executive director. In 2013, as well as 2012, the Company also had a separate Chief Financial Officer, and in January 2014 a Chief Technical Officer and a Finance Manager were hired. Such individuals are or were employees of the management company and, except for any awards of stock options, restricted stock or other equity awards that may be granted to such individuals, as discussed below are not directly compensated by the Company.

Under our management agreement with Stealth Maritime, we do, however, reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor and, beginning in 2014, our Chief Technical Officer and Finance Manager. The aggregate of such compensation for 2012, 2013, and 2014 was $1.6 million, $1.2 million, and $1.3 million, respectively

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors.

Equity Awards

The Company’s directors and officers and employees of the management company are also eligible to receive compensation directly from the Company in the form of stock options, stock grants or other equity awards. Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons providing significant services to us, including employees of our managers, or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. No additional awards can be granted under our existing equity compensation plan after its expiration on August 25, 2015, but it will continue to govern awards previously granted thereunder. To replace this plan, our Board has adopted the 2015 Equity Compensation Plan, subject to shareholder approval, as described under “Proposal Two—Approval of the Adoption of the Company’s New Equity Compensation Plan.”

In 2012, we awarded an aggregate of 74,761 shares of our common stock to our directors and officers that vested on September 30, 2014. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vest on the first anniversary of grant and 25% of which vest on each of the second and third anniversaries of grant, subject to the recipients’ continued service to the Company. No awards were made under the plan for the year ended December 31, 2013. As of August 1, 2015, 555,479 shares of our common stock had been granted under our existing equity compensation plan since its adoption in 2005. No additional awards can be granted under our existing equity compensation plan after its expiration on August 25, 2015, but it will continue to govern awards previously granted thereunder.

During the years ended December 31, 2014, 2013 and 2012, we recognized stock-based compensation expenses of $0.358 million, $0.2926 million and $0.031 million, respectively, with respect to awards for officers and directors.

We had an amount of $1.6 million of unrecognized stock-based compensation expense as of December 31, 2014, relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in 2014, 50% of which are scheduled to vest in November 2015, 25% of which are scheduled to vest in November 2016 and 25% of which are scheduled to vest in November 2017. Such expense will be recognized as general and administrative expenses over the vesting period until November 2017.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the “Compensation Discussion and Analysis” set forth above with management and based on such review and discussion recommended its inclusion in this proxy statement.

Compensation Committee

Michael G. Jolliffe, Chairman

Markos Drakos

John Kostoyannis

Compensation Committee Interlocks and Insider Participation

All of the members of the Compensation Committee are non-employee directors and are not former officers of our company. During 2014, none of our executive officers served as a member of the board of directors or on the compensation committee of a corporation where any of its executive officers served on our Compensation Committee or on our Board.

Related Party Transactions

See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” in our 2014 Annual Report provided herewith and our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015.

PROPOSAL TWO — APPROVAL OF ADOPTION OF THE COMPANY’S NEW EQUITY COMPENSATION PLAN

Our Board has adopted an Equity Compensation Plan (the “2015 Plan”), subject to shareholder approval. The 2015 Plan will replace our previous Equity Compensation Plan (the “2007 Plan”), which will expire on August 25, 2015. As of the date of this Proxy Statement, no awards have been granted under the 2015 Plan. The 2015 Plan will enable us to continue to use restricted shares as a means to attract, retain and motivate key personnel, and will also allow us to use options and other share-based awards to achieve these goals.

The 2015 Plan is attached as Exhibit A to this Proxy Statement, and the description of the 2015 Plan contained herein is qualified in its entirety by reference to Exhibit A.

Material Features of the 2015 Plan

Purpose.

The purpose of the 2015 Plan is to provide a means to attract, retain motivate and reward our present and prospective employees, directors or other persons or entities providing significant services to the Company or its subsidiaries by providing stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights in the Company.

Administration.

The 2015 Plan is administered by the Compensation Committee of the Company’s board of directors (the “Committee”). The Company’s Board of Directors may terminate the 2015 Plan at any time. No awards have been granted under the 2015 Plan.

Awards.

The 2015 Plan gives the Committee the flexibility to grant a variety of share-based awards, including options to purchase shares, restricted shares, bonus shares, appreciation rights, share units, performance units and dividend equivalents. The Committee will have the authority to select award recipients, to determine the type, size and other terms and conditions of an award, and to make all other decisions and determinations as may be required under the terms of the 2015 Plan or as the Committee deems advisable and necessary for the administration of the 2015 Plan. To the extent that the Committee grants stock options or stock appreciation rights, the exercise price or base price per share will not be less than the fair market value of a share of common stock on the date of grant. The Committee may determine whether, to what extent, and under what circumstances an award may be settled, or the exercise price of an award may be paid, in cash, shares, other awards, or other consideration, or an award may be canceled, forfeited, or surrendered, except as described under “Prohibition on Repricing” below. The Committee shall determine to what extent, and under what conditions, the Participant shall have the right to vote shares and to receive any dividends paid on such shares during the restriction period, if any, with respect to any awards for which shares are issued on the date of grant (e.g., restricted shares and bonus shares) and any such conditions or limitations shall be set forth in the award agreement in respect of such award; provided that (i) dividend-equivalent rights shall not be granted with respect to stock options or stock appreciation rights and (ii) dividends and dividend-equivalent rights with respect to unvested share units, restricted shares and bonus shares which vest based on performance shall vest and be paid only if and to the extent the underlying award vests and is paid, as determined by the Committee.

Shares Available for Issuance under the 2015 Plan.

The aggregate number of common shares that may be issued under the 2015 Plan may not exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. If and to the extent stock options or stock appreciation rights granted under the 2015 Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised, and if and to the extent that any other awards payable in shares are forfeited or terminated, or otherwise are not paid in full, the shares reserved for such awards shall again be available for purposes of the 2015 Plan.

Adjustments; Corporate Transactions.

In the event of a stock dividend, spinoff, recapitalization, or stock split; combination or exchange of shares of stock; merger, reorganization, or consolidation; reclassification or change in par value; or other extraordinary or unusual event affecting the Company’s outstanding capital stock without the Company’s receipt of consideration, or if the value of outstanding shares is substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary dividend or distribution, the Committee shall equitably adjust the maximum number of shares of stock available for issuance under the 2015 Plan, the kind and number of shares of stock covered by outstanding awards, the kind and number of shares of stock issued and to be issued under the 2015 Plan, the price per share or applicable market value of such awards, and the exercise price, base price or purchase price relating to any award to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Company capital stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the 2015 Plan and such outstanding awards. The Committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or to changes in applicable laws, regulations, or accounting principles.

Prohibition on Repricing.

Except in connection with a corporate transaction, including any stock dividend, distribution, stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of common shares or other securities, or similar transactions, we may not, without obtaining stockholder approval, (i) amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or base price of such stock appreciation rights, (ii) cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original stock options or stock appreciation rights or (iii) cancel outstanding stock options or stock appreciation rights with an exercise price or base price, as applicable, above the current stock price in exchange for cash or other securities.

Effect of Change in Control.

The 2015 Plan provides for “double trigger vesting” after a change in control. Unless the Committee determines otherwise, if a change in control occurs in which the Company is not the surviving corporation (or the Company survives only as a subsidiary of another corporation), all outstanding awards that are not exercised or paid at the time of the change in control will be assumed by, or replaced with awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). Unless the award agreement provides otherwise, if a participant’s employment is terminated by us without cause, or the participant terminates employment for good reason, in either case within 12 months following the change in control, the participant’s outstanding awards will become fully vested as of the date of termination. If the vesting of any such award is based, in whole or in part, on performance, the applicable award agreement will specify how the portion of the award that becomes vested upon termination will be calculated.

In the event of a change in control, if all outstanding awards are not assumed by, or replaced with awards with comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the Committee may take any of the following actions with respect to any or all outstanding awards, without the consent of any participant: (i) the Committee may determine that outstanding stock options and stock appreciation rights will automatically accelerate and become fully exercisable, and the restrictions and conditions on outstanding awards will immediately lapse; (ii) the Committee may determine that participants will receive a payment in settlement of outstanding awards in such amount and form as may be determined by the Committee; (iii) the Committee may require that participants surrender their outstanding stock options and stock appreciation rights in exchange for a payment, in cash or stock as determined by the Committee, equal to the amount (if any) by which the fair market value of the shares of common stock subject to the unexercised stock option and stock appreciation right exceed the stock option exercise price or base price and (iv) the Committee may terminate outstanding stock options and stock appreciation rights after giving participants an opportunity to exercise the outstanding stock options and stock appreciation rights. Such surrender, termination or payment will take place as of the date of the change in control or such other date as the Committee may specify. If the per share fair market value of our stock does not exceed the per share exercise price or base price, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option or stock appreciation right.

Under the 2015 Plan, “change in control” means:

•	any event occurs the result of which is that any “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), becomes the “beneficial owner”, as defined in Rules l3d-3 and l3d-5 under the Exchange Act directly or indirectly, of more than 50% of the voting stock of the Company or any successor company thereto, including, without limitation, through a merger or consolidation or purchase of voting stock of the Company; provided that, the transfer of 100% of the voting stock of the Company to a Person that has an ownership structure identical to that of the Company prior to such transfer, such that the Company becomes a wholly owned subsidiary of such Person, shall not be treated as a Change in Control;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board, together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board then in office; or

•	the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions other than a merger or consolidation, of all or substantially all of the assets of the Company and its consolidated subsidiaries taken as a whole to any person or group of related persons.

The Committee may provide for a different definition of “Change in Control” in an award grant agreement if it determines that such different definition is necessary or appropriate, including without limitation, to comply with the requirements of Section 409A of the United States Internal Revenue Code of 1986, as amended, including regulations thereunder and successor provisions and regulations thereto.

Amendment and Termination of the 2015 Plan.

The Board may amend, suspend, discontinue, or terminate the 2015 Plan or the Committee’s authority to grant awards under the 2015 Plan without the consent of stockholders or participants, except that any amendment shall be subject to the approval of the Company’s stockholders at or before the next annual meeting of stockholders for which the record date is after the date of such Board action if such stockholders approval is required by any applicable law, regulation or stock exchange rule, and the Board may otherwise, in its discretion, determine to submit other such amendments to stockholders for approval; provided, however, that, without the consent of an affected participant, no such action may materially impair the rights of such participant under any award theretofore granted. The Committee may amend, suspend, discontinue, or terminate any award theretofore granted and any award agreement relating thereto; provided, however, that, without the consent of an affected participant, no such action may materially impair the rights of such participant under such award.

Unless earlier terminated by the Board, the 2015 Plan shall terminate on the day before the tenth anniversary of the later of the date the Company’s stockholders approve the 2015 Plan or the date of any subsequent shareholder approval of the 2015 Plan. Upon any such termination of the 2015 Plan, no new authorizations of grants of awards may be made, but then-outstanding awards shall remain outstanding in accordance with their terms, and the Committee otherwise shall retain its full powers under the 2015 Plan with respect to such awards.

New Plan Benefits and Participants.

Awards to participants under the 2015 Plan are indeterminable at this time because they are subject to the Committee’s discretion. As a result, it is currently not possible to predict the number of shares that will be awarded or who will receive awards under the 2015 Plan after the Annual Meeting. Because the number of participants may change over time and because the selection of participants is discretionary, it is impossible to determine the number of persons who will be eligible for awards under the 2015 Plan during its term.

Outstanding Awards under the 2007 Plan.

The 2015 Plan replaces our 2007 Plan, which will expire on August 25, 2015. As of the date hereof, there are 230,713 unvested shares of restricted stock under the 2007 Plan, of which 115,357 restricted shares will vest on November 20, 2015, 57,678 restricted shares will vest on November 20, 2016 and the remaining 57,678 restricted shares will vest on November 20, 2017, subject to the respective recipients’ continued service to the Company. Awards granted under our 2007 Plan will continue to be governed by such plan.

The Board recommends that stockholders vote FOR the adoption of the 2015 Plan.

PROPOSAL THREE — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2015. The Board recommends approval by our stockholders of the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as our auditors for the fiscal year ending December 31, 2015. Representatives of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. are expected to be present at the 2015 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. has been our independent auditors since 2004 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accounting Fees and Services

The following table shows the total fees paid or accrued by us for audit and other services provided by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., independent registered public accounting firm, for the fiscal years ended December 31, 2014 and 2013 and breaks down these amounts by the category of service.

(In thousands of U.S. Dollars)	2014	2013
Audit fees	$621	$543
Further assurance/audit related fees	—	—
Tax fees	—	—
Other fees	—	—

Total	$621	$543

Audit fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A, which we refer to as Deloitte, in 2014 and 2013, respectively, represent compensation for professional services rendered for (i) the audit of our financial statements for the years ended December 31, 2014 and 2013; (ii) the review of our quarterly financial information for the first three quarters of 2014 and 2013; and (iii) services provided in connection with public or private offerings and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2014 and 2013.

Tax Fees

Deloitte did not provide any tax services in 2014 and 2013.

Other Fees

Deloitte did not provide any other services that would be classified in this category in 2014 and 2013.

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.

Approval for other permitted non-audit services has to be sought on an ad hoc basis.

Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

The Audit Committee and the Board of Directors recommend that the stockholders vote FOR the ratification of the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as our independent auditors for the fiscal year ending December 31, 2015.

OTHER MATTERS

Registered and Principal Executive Offices

Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece and our telephone number at that address is + 30 210 625 0001. Our corporate website address is http://www.stealthgas.com.

Audit Committee Report

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee, and evaluate the work of the Company’s independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 and the current listing standards of the Nasdaq Stock Market.

The Company’s management is responsible for the Company’s financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. is responsible for expressing an opinion based upon their audits of the consolidated financial statements. Audit Committee is responsible for overseeing these processes. As part of this process the Audit Committee reviews the Company’s annual audited financial statements, quarterly financial statements and filings with the Securities and Exchange Commission. The Audit Committee also reviews reports on various matters, including: (1) critical accounting policies of the Company, (2) material written communications between the independent auditors and management, (3) the independent auditors’ internal quality-control procedures, (4) significant changes in the Company’s selection or application of accounting principles and, (5) the effect of regulatory and accounting initiatives on the financial statements of the Company. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year’s audit, the Company’s management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagement to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from the Company’s management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee has met and held discussions with the Company’s management and representatives of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. The Company’s management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with the Company’s management and Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

The Audit Committee has also received from, and discussed with, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. various communications that such independent auditor is required to provide to the Audit Committee, including the matters required to be discussed by PCAOB Auditing Standard (SAS) 16 (Communications with Audit Committees).

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. also provided the Audit Committee with a formal written statement required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence)

describing all relationships between the independent auditor and the Company, including the disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Audit Committee concerning independence. In addition, the Audit Committee discussed with the independent auditor its independence from the Company.

The Audit Committee reviewed the audit and non-audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and also considered whether non-audit services performed by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., were compatible with maintaining the auditor’s independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and independent auditors, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee’s discussions with the Company’s management and Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and the Audit Committee’s review of the representations of the Company’s management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 when filed with the SEC. The Audit Committee also approved, subject to stockholder ratification, the selection of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors.

Audit Committee

Markos Drakos, Chairman

Michael G. Jolliffe

John Kostoyannis

U.S. Securities and Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or www.proxyvote.com or by writing to the attention of Harry Vafias, President, Chief Executive Officer and Chief Financial Officer, StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

General

The enclosed proxy is solicited on behalf of the Company’s Board of Directors. Unless otherwise directed, proxies held by Harry N. Vafias, our President, Chief Executive Officer and Chief Financial Officer, or Ifigeneia (Fenia) Sakellari, our Finance Officer, will be voted at the 2015 Annual Meeting or any adjournments or postponements thereof FOR the election of the nominee to the Board named on the proxy card or voting instruction form and FOR the ratification of the appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2015 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials and Annual Report to Stockholders should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to Stockholders to

multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to Stockholders to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement and Annual Report to Stockholders, now or in the future, should submit their request to us by telephone at + 30 210 625 0001 or by submitting a written request to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Exhibit A

STEALTHGAS INC.

2015 EQUITY COMPENSATION PLAN

(Effective as of September     , 2015)

1.	Purpose of the Plan

The purpose of this 2015 Equity Compensation Plan (the “Plan”), effective as of September     , 2015 (the “Effective Date”) is to advance the interests of the Company and its stockholders by providing a means (a) to attract, retain, and reward directors, officers, other employees and persons who provide services to the Company and its Subsidiaries, and to enable such persons to acquire or increase a proprietary interest in the Company in order to promote a closer identity of interests between such persons and the Company’s stockholders and (b) to link compensation to measures of the Company’s performance in order to provide additional incentives, including stock-based incentives and cash-based incentives, to such persons for the creation of stockholder value.

2.	Definitions

Capitalized terms used in the Plan and not defined elsewhere in the Plan shall have the meaning set forth in this Section.

2.1 “Award” means a compensatory award made pursuant to the Plan pursuant to which a Participant receives, or has the opportunity to receive Shares or cash.

2.2 “Award Agreement” means a written document prescribed by the Committee and provided to a Participant evidencing the grant of an Award under the Plan.

2.3 “Beneficiary” means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive any rights with respect to an Award that survive such Participant’s death provided that if at the time of a Participant’s death, the Participant had on file with the Committee a written designation of a person(s) or trust(s) to receive such rights, then such person(s) (if still living at the time of the Participant’s death) or trust(s) shall be the “Beneficiary” for purposes of the Plan.

2.4 “Board” means the Board of Directors of the Company.

2.5 “Cause” has the meaning set forth in a Participant’s employment, severance, or change in control agreement, or if there is no such agreement or such agreement does not include a definition of Cause, then, “Cause” means (a) material non-compliance with a law or regulatory rule applicable to the Company’s business or any material Company policy; (b) misconduct that causes harm to the Company or its employees, or puts the Company or any of its employees at material risk of harm; (c) failure to follow specific reasonable directions of the Company or its designees; or (d) engaging in criminal behavior that constitutes a felony or risks harm to the reputation of the Company.

2.6 “Change in Control” means:

(a) any event occurs the result of which is that any “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), becomes the “beneficial owner”, as defined in Rules l3d-3 and l3d-5 under the Exchange Act directly or indirectly, of more than 50% of the voting stock of the Company or any successor company thereto, including, without limitation, through a merger or consolidation or purchase of voting stock of the Company; provided that, the transfer of 100% of the voting stock of the Company to a Person that has an ownership structure identical to that of the Company prior to such transfer, such that the Company becomes a wholly owned subsidiary of such Person, shall not be treated as a Change in Control;

(b) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board, together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board then in office; or

(c) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions other than a merger or consolidation, of all or substantially all of the assets of the Company and its consolidated subsidiaries taken as a whole to any Person or group of related Persons.

Notwithstanding the foregoing, the Committee may provide for a different definition of “Change in Control” in an Award Agreement if it determines that such different definition is necessary or appropriate, including without limitation, to comply with the requirements of Section 409A of the Code.

2.7 “Code” means the United States Internal Revenue Code of 1986, as amended, including regulations thereunder and successor provisions and regulations thereto.

2.8 “Committee” means the committee appointed by the Board to administer the Plan or the Board, where the Board is acting as the Committee or performing the functions of the Committee, as set forth in Section 3.

2.9 “Company” means StealthGas Inc., a corporation organized under the laws of the Republic of the Marshall Islands.

2.10 “Dividend-Equivalent Right” means the right to receive an amount, which is determined by multiplying the number of Shares subject to the applicable Award by the per-Share cash dividend, or the per-Share Fair Market Value (as determined by the Committee) of any dividend in consideration other than cash, paid by the Company on Shares.

2.11 “Fair Market Value” means (a) the closing price of a Share on the date of calculation (or on the last preceding trading date if Shares were not traded on such date) if Shares are readily tradeable on a national securities exchange or other market system or (b) if Shares are not readily tradeable on a national securities exchange or other market system, the amount determined in good faith by the Committee as the fair market value per Share.

2.12 “Good Reason” has the meaning set forth in a Participant’s employment, severance, or change in control agreement, or if there is no such agreement or such agreement does not include a definition of Good Reason, Good Reason shall not apply to a Participant, unless otherwise provided in an Award Agreement.

2.13 “Participant” means any individual who has been granted an Award under the Plan.

2.14 “Person” means any individual, partnership, joint venture, corporation, limited liability company, estate, trust, or other entity.

2.15 “Shares” means common shares of the Company and such other securities as may be substituted or resubstituted for Shares pursuant to Section 7.

2.16 “Subsidiary” means an entity that is, either directly or through one or more intermediaries, controlled by the Company.

3.	Administration

3.1 Committee. The Plan shall be administered by the Compensation Committee of the Board, unless the Board shall appoint a different committee. Other provisions of the Plan notwithstanding, the Board may perform any function of the Committee under the Plan, and that authority specifically reserved to the Board under the terms of the Plan, the Company’s Articles of Incorporation, By-Laws, or applicable law shall be exercised by the Board and not by the Committee. The Board shall serve as the Committee in respect of any Awards made to any director of the Company who is not otherwise employed by the Company.

3.2 Powers and Duties of Committee. In addition to the powers and duties specified elsewhere in the Plan, the Committee shall have full authority and discretion to:

(a) adopt, amend, suspend, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(b) correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(c) make determinations relating to eligibility for and entitlements in respect of Awards, and to make all factual findings related thereto; and

(d) make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan. All determination and decisions of the Committee shall be final and binding upon a Participant or any person claiming any rights under the Plan from or through any Participant, and the Participant or such other person may not further pursue his or her claim in any court of law or equity or other arbitral proceeding.

(e) Delegation by Committee. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may delegate, on such terms and conditions as it determines in its sole and absolute discretion, to one or more senior executives of the Company (i) the authority to make grants of Awards to officers (other than executive officers) and employees of the Company and any Subsidiary and (ii) other administrative responsibilities. Any such allocation or delegation may be revoked by the Committee at any time.

3.3 Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on behalf of the Committee or members thereof shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

4.	Limitations on Awards

4.1 Aggregate Number of Shares Available for Awards. The aggregate number of Shares for which Awards may be granted under this Plan shall not exceed 10% of the number of Shares issued and outstanding at the time any Award is granted.

4.2 Type of Shares Deliverable. The Shares delivered in connection with Awards may consist, in whole or in part, of authorized and unissued Shares, or Shares acquired in the market for the account of a Participant.

4.3 Share Counting. If and to the extent Stock Options (as defined below) or Stock Appreciation Rights (as defined below) granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised, and if and to the extent that any other Awards payable in Shares are forfeited or terminated, or otherwise are not paid in full, the shares reserved for such Awards shall again be available for purposes of the Plan. Shares surrendered in payment of the exercise price of a Stock Option, and shares withheld or surrendered for payment of taxes, shall not be available for re-issuance under the Plan. If Stock Appreciation Rights are exercised and settled in Shares, the full number of Shares subject to the Stock Appreciation Rights shall be considered issued under the Plan, without regard to the number of Shares issued upon settlement of the Stock Appreciation Rights. To the extent that Awards are designated in an Award Agreement to be paid in cash, and not in Shares, such Awards shall not count against the share limit in Section 4.1. For the avoidance of doubt, if Shares are repurchased by the Company on the open market with the proceeds of the exercise price of Stock Options, such shares may not again be made available for issuance under the Plan.

5.	Awards

5.1 Eligibility. The Committee shall have the discretion to select Award recipients from among the following categories of eligible recipients: (a) individuals who are employees (including officers) of the Company or any Subsidiary, (b) individuals who are members of the Board and not otherwise employed by the Company or any Subsidiary, (c) any other individual or entity who provides substantial personal services to the Company or any Subsidiary, (d) any individual who has agreed to become an employee of the Company or a Subsidiary, provided that no such person may receive any payment or exercise any right relating to an Award until such person has commenced employment, and (e) individuals formerly employed by the Company or any Subsidiary as compensation in respect of their employment with the Company or any Subsidiary.

5.2 Type of Awards. The Committee shall have the discretion to determine the type of Awards to be granted under the Plan. Such Awards may be in a form payable in either Shares or cash, including, but not limited to, options to purchase Shares (“Stock Options”), restricted Shares, bonus Shares, appreciation rights (“Stock Appreciation Rights”), Share units, performance units and Dividend-Equivalent Rights. The Committee is authorized to grant Awards as a bonus, or to grant Awards in lieu of obligations of the Company or any Subsidiary to pay cash or grant other awards under other plans or compensatory arrangements, to the extent permitted by such other plans or arrangements. Shares issued pursuant to an Award in the nature of a purchase right (e.g., Stock Options) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Shares, other Awards, or other consideration, as the Committee shall determine.

5.3 Terms and Conditions of Awards. The Committee shall determine the size of each Award to be granted (including, where applicable, the number of Shares to which an Award will relate), and all other terms and conditions of each such Award (including, but not limited to, any exercise price, base price, or purchase price, any restrictions or conditions relating to transferability, forfeiture, exercisability, or settlement of an Award, any schedule or performance conditions for the lapse of such restrictions or conditions, and accelerations or modifications thereof, and any restrictive covenant obligations (such as confidentiality, non-competition and non-solicitation covenants) and clawback or recoupment provisions, as the Committee may deem advisable, based in each case on such considerations as the Committee shall determine). Notwithstanding the foregoing but subject to Section 7, (a) the price per Share at which Shares may be purchased upon the exercise of a Stock Option shall not be less than 100% of the Fair Market Value per Share on the date of grant of such Stock Option; (b) with respect to Stock Appreciation Rights, the base price per Share from which stock appreciation is measured shall not be less than 100% of the Fair Market Value of such Share on the date of grant of the Stock Appreciation Right; (c) Dividend-Equivalent Rights shall not be granted with respect to Stock Options or Stock Appreciation Rights; and (d) dividends and Dividend-Equivalent Rights with respect to unvested Share units, restricted Shares and bonus Shares which vest based on performance shall vest and be paid only if and to the extent the underlying Award vests and is paid, as determined by the Committee. The Committee may determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other consideration, or an Award may be canceled, forfeited, or surrendered, except as otherwise provided in Section 5.4. The Committee shall determine to what extent, and under what conditions, the Participant shall have the right to vote Shares and, subject to Section 5.3(c) and (d) above, to receive any dividends paid on such Shares during the restriction period, if any, with respect to any Awards for which Shares are issued on the date of grant (e.g., restricted Shares and bonus Shares) and any such conditions or limitations shall be set forth in the Award Agreement in respect of such Awards.

5.4 Repricing. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Shares, other securities or property), stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, or similar transactions), the Company may not, without obtaining stockholder approval, (a) amend the terms of outstanding Stock Options or Stock Appreciation Rights to reduce the exercise price of such outstanding Stock Options or base price of such Stock Appreciation Rights, (b) cancel outstanding Stock Options or Stock Appreciation Rights in exchange for Stock Options or Stock Appreciation Rights with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original Stock Options or Stock Appreciation Rights or (c) cancel outstanding Stock Options or Stock Appreciation Rights with an exercise price or base price, as applicable, above the current stock price in exchange for cash or other securities.

5.5 Stand-Alone, Additional, Tandem, and Substitute Awards. Subject to Section 5.4, Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Subsidiary, or any business entity to be acquired by the Company or a Subsidiary, or any other right of a Participant to receive payment from the Company or any Subsidiary.

6.	Change in Control

6.1 Assumption of Outstanding Awards. Upon a Change in Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Awards that are not exercised or paid at the time of the Change in Control shall be assumed by, or replaced with Awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). After a Change in Control, references to the “Company” as they relate to employment matters shall include the successor employer.

6.2 Vesting Upon Certain Terminations of Employment. Unless the Award agreement provides otherwise, if a Participant’s employment is terminated by the Company without Cause, or the Participant terminates employment for Good Reason, in either case upon or within 12 months following a Change in Control, the Participant’s outstanding Awards shall become fully vested as of the date of such termination; provided that if the vesting of any such Awards is based, in whole or in part, on performance, the applicable Award agreement shall specify how the portion of the Award that becomes vested pursuant to this Section 6.2 shall be calculated.

6.3 Other Alternatives. In the event of a Change in Control, if all outstanding Awards are not assumed by, or replaced with Awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the Committee may take any of the following actions with respect to any or all outstanding Awards, without the consent of any Participant: (a) the Committee may determine that vesting of outstanding Awards shall automatically accelerate and such Awards shall become fully exercisable (to the extent applicable) and the restrictions and conditions on outstanding Awards shall immediately lapse; (b) the Committee may determine that Participants shall receive a payment in settlement of outstanding Awards, in such amount and form as may be determined by the Committee; (c) the Committee may require that Participants surrender their outstanding Stock Options and Stock Appreciation Rights in exchange for a payment by the Company, in cash or Shares as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the Shares subject to the Participant’s unexercised Stock Options and Stock Appreciation Rights exceeds the Stock Option exercise price or Stock Appreciation Right base price, and (d) after giving Participants an opportunity to exercise all of their outstanding Stock Options and Stock Appreciation Rights, the Committee may terminate any or all unexercised Stock Options and Stock Appreciation Rights at such time as the Committee deems appropriate. Such surrender, termination or payment shall take place as of the date of the Change in Control or such other date as the Committee may specify. Without limiting the foregoing, if the Fair Market Value of a Share does not exceed the per share Stock Option exercise price or Stock Appreciation Right base price, as applicable, the Company shall not be required to make any payment to the Participant upon surrender of the Stock Option or Stock Appreciation Right.

7.	Adjustments

If there is any change in the number or kind of Shares outstanding (a) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of Shares, (b) by reason of a merger, reorganization or consolidation, (c) by reason of a reclassification or change in par value, or (d) by reason of any other extraordinary or unusual event affecting the Company’s outstanding capital stock without the Company’s receipt of consideration, or if the value of outstanding Shares is substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary dividend or distribution, the maximum number of Shares available for issuance under the Plan, the kind and number of Shares covered by outstanding Awards, the kind and number of Shares issued and to be issued under the Plan, and the price per Share or the applicable market value of such Awards and the exercise price, base price or purchase price relating to any Award shall be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Company capital stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Awards; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including cancellation of Awards in exchange for the intrinsic (i.e., in-the-money) value, if any, of the vested portion thereof, substitution of Awards using securities or other obligations of a successor or other entity, acceleration of the expiration date for Awards, or adjustment to performance goals in respect of Awards) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, and acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or any business unit, or the financial statements of the Company or any Subsidiary or any business unit, or in response to changes in applicable laws, regulations, or accounting principles. Any adjustments determined by the Committee shall be final, binding and conclusive.

8.	General Provisions

8.1 Compliance with Laws and Obligations. The Company shall not be obligated to issue or deliver Shares in connection with any Award or take any other action under the Plan in a transaction subject to the registration requirements of any applicable securities law, any requirement under any listing agreement between the Company and any securities exchange or automated quotation system, or any other law, regulation, or contractual obligation of the Company, until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing Shares issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations, and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

8.2 Limitations on Transferability. Awards and other rights under the Plan will not be transferable by a Participant except to a Beneficiary in the event of the Participant’s death (to the extent any such Award, by its terms, survives the Participant’s death), and, if exercisable, shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative; provided, however, that such Awards and other rights may be transferred during the lifetime of the Participant, for purposes of the Participant’s estate planning or other purposes consistent with the purposes of the Plan (as determined by the Committee), and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent permitted by the Committee. Awards and other rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to the claims of creditors. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

8.3 No Right to Continued Employment; Leaves of Absence. Neither the Plan, the grant of any Award, nor any other action taken hereunder shall be construed as giving any employee, consultant, director, or other person the right to be retained in the employ or service of the Company or any of its Subsidiaries (for the vesting period or any other period of time), nor shall it interfere in any way with the right of the Company or any of its

Subsidiaries to terminate any person’s employment or service at any time. Unless otherwise specified in the applicable Award Agreement, (a) an approved leave of absence shall not be considered a termination of employment or service for purposes of an Award under the Plan, and (b) any Participant who is employed by or performs services for a Subsidiary shall be considered to have terminated employment or service for purposes of an Award under the Plan if such Subsidiary is sold or no longer qualifies as a Subsidiary of the Company, unless such Participant remains employed by the Company or another Subsidiary.

8.4 Taxes. The Company and any Subsidiary is authorized to withhold from any delivery of Shares in connection with an Award, any other payment relating to an Award, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Subsidiaries and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold Shares or receive or accept Shares by way of repurchase, Participant services, or other consideration and to make cash payments in respect thereof in satisfaction of withholding tax obligations. The Committee may, in its discretion, and subject to such rules as the Committee may adopt, allow Participants to elect to have Share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular Award.

8.5 Changes to the Plan and Awards. The Board may amend, suspend, discontinue, or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any amendment shall be subject to the approval of the Company’s stockholders at or before the next annual meeting of stockholders for which the record date is after the date of such Board action if such stockholders approval is required by any applicable law, regulation or stock exchange rule, and the Board may otherwise, in its discretion, determine to submit other such amendments to stockholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under any Award theretofore granted. Subject to Section 5.4, the Committee may amend, suspend, discontinue, or terminate any Award theretofore granted and any Award Agreement relating thereto; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award. Any action taken by the Committee pursuant to Section 7 shall not be treated as an action described in this Section 8.5.

8.6 No Right to Awards; No Shareholder Rights. No Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants, employees, consultants, or directors. No Award shall confer on any Participant any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred and delivered to the Participant in accordance with the terms of the Award.

8.7 Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares, other Awards, or other consideration pursuant to any Award, which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines.

8.8 Company Policies. All Awards made under the Plan shall be subject to any applicable clawback or recoupment policies, share trading policies and other policies that may be implemented by the Board from time to time.

8.9 Jurisdictional Provisions. The Committee may make Awards on such terms and conditions as the Committee deems appropriate to comply with the laws of any applicable jurisdiction, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

8.10 Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan or of any amendment to stockholders for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including the granting of awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

8.11 Successors and Assigns. The Plan and Award Agreements may be assigned by the Company to any successor to the Company’s business. The Plan and any applicable Award Agreement shall be binding on all successors and assigns of the Company and a Participant, including any permitted transferee of a Participant, the Beneficiary or estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

8.12 Governing Law. The Plan and all Award Agreements shall be governed by and construed in accordance with the laws of the Republic of the Marshall Islands, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the Republic of the Marshall Islands.

8.13 Severability of Provisions. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

8.14 Plan Termination. Unless earlier terminated by the Board, the Plan shall terminate on the day before the tenth anniversary of the later of the date the Company’s stockholders originally approved the Plan (September     , 2015) or the date of any subsequent shareholder approval of the Plan. Upon any such termination of the Plan, no new authorizations of grants of Awards may be made, but then-outstanding Awards shall remain outstanding in accordance with their terms, and the Committee otherwise shall retain its full powers under the Plan with respect to such Awards.